Cape Point Holdings, Inc.

Colonia Polanco Reforma,

Delegación Miguel Hidalgo,

CP 11560, México, Ciudad de México

May 26, 2071

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE: Cape Point Holdings, Inc. Registration Statement on Form S-1 (File No. 333-218263)

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statement prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of the 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) for the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-1 (File No. 333-218263) filed by Cape Point Holdings, Inc. on May 25, 2017:

“We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact John Thomas at (801) 816-2536.

Yours sincerely,

/s/ Porfirio Sánchez-Talavera

Porfirio Sánchez-Talavera

Chief Executive Officer